Filed Pursuant to Rule 433
Issuer Free Writing Prospectus
Registration No. 333-169288
September 28, 2010

ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd., or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may get these documents and other documents the Company has filed for free by visiting the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free: 1-866-500-5408 (Merrill Lynch, Pierce, Fenner & Smith Incorporated) or 1-800-503-4611 (Deutsche Bank Securities Inc.) (calling these numbers are not toll free outside the United States). You may also access the Company’s most recent prospectus dated September 28, 2010, which is included in Amendment No. 2 to the Company’s registration statement on Form F-1, or Amendment No. 2, as filed with the SEC via EDGAR, by visiting the SEC website at http://www.sec.gov/Archives/edgar/data/1498576/000104746910008314/a2200279zf-1a.htm.

The following information supplements and updates the information contained in the company’s preliminary prospectus dated September 15, 2010. All references to page numbers are to page numbers in Amendment No. 2.

The second and third paragraphs under the section entitled “Dilution” on page 48 is amended as follows:

Our net tangible book value as of June 30, 2010 was approximately US$14.9 million, or US$0.18 per ordinary share as of that date, and US$2.83 per ADS. Net tangible book value represents the amount of our total consolidated assets, excluding goodwill, acquired intangible assets and deferred IPO costs of US$1.0 million, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the conversion of all outstanding preferred shares into ordinary shares and the issuance of ordinary shares to Sundream Holdings Limited and Smart Asia Holdings Limited upon completion of this offering and the additional proceeds we will receive from this offering, from the assumed initial public offering price per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after June 30, 2010, other than to give effect to the conversion of all outstanding preferred shares as of June 30, 2010 into ordinary shares upon completion of this offering, our sale of the ADSs offered in this offering at the initial public offering price of US$11.00 per ADS after deduction of the underwriting discounts and commissions and the estimated offering expenses payable by us and the issuance of 2,769,469 ordinary shares to Sundream Holdings Limited and Smart Asia Holdings Limited, our pro forma as-adjusted net tangible book value as of June 30, 2010 would have been US$58.6 million, or US$0.16 per outstanding ordinary share, and US$2.57 per ADS. This represents an immediate decrease in net tangible book value of US$0.02 per ordinary share and US$0.26 per ADS, to the existing shareholders and an immediate dilution in net tangible book value of US$0.53 per ordinary share and US$8.43 per ADS, to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share		Per ADS
Assumed initial public offering price	US$	0.6875	US$	11.00
Net tangible book value per share as of June 30, 2010	US$	0.18	US$	2.83
Pro forma net tangible book value per share after giving effect to the conversion of our preferred shares	US$	0.05	US$	0.82
Pro forma as-adjusted net tangible book value per share after giving effect to the conversion of our preferred shares, this offering and the issuance of ordinary shares to Sundream Holdings Limited and Smart Asia Holdings Limited	US$	0.16	US$	2.57
Amount of dilution in net tangible book value per share to new investors in the offering	US$	0.53	US$	8.43